                                            FILED UNDER RULE 424(b)(3) IN
                                            CONNECTION WITH THE COMPANY'S
                                            REGISTRATION STATEMENT ON FORM SB-2
                                            (FILE NO. 333-01508C)



                                PROSPECTUS SUPPLEMENT


                                   SUPPLEMENT NO. 3
                                          TO
                           PROSPECTUS DATED APRIL 10, 1996


                                   2,200,000 UNITS

                                 REALITY INTERACTIVE

                 EACH UNIT CONSISTS OF ONE SHARE OF COMMON STOCK AND
                     ONE REDEEMABLE COMMON STOCK PURCHASE WARRANT


    The following information amends and updates the Prospectus of Reality Interactive, Inc. (the "Company") dated April 10, 1996 (the "Prospectus") and should be read in conjunction therewith. Please keep this Prospectus Supplement with your Prospectus for future Reference.





              THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 27, 1997.

                           REALITY INTERACTIVE, INC.

                              TABLE OF CONTENTS


Selected Financial Data...................................................    3

Management's Discussion and Analysis of Financial Condition and
    Results of Operations.................................................    4

Balance Sheet as of September 30, 1996 (unaudited) and December 31, 1995..    7

Statement of Operations for the Three and Nine Months Ended
    September 30, 1996 and 1995 (unaudited)...............................    8

Statement of Cash Flows for the Nine Months Ended
    September 30, 1996 and 1995 (unaudited)...............................    9

Notes to Financial Statements (unaudited).................................   10




                       SAFE HARBOR STATEMENT UNDER THE
              PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the uncertainty in growth of a development stage company; limited growth of the market for multimedia education and training products; lack of market acceptance of the Company's products; inability of the Company to expand its marketing capability; inability of the Company to diversify its product offerings; failure of the Company to respond to evolving industry standards and technological changes; inability of the Company to meet its future additional capital requirements; inability of the Company to compete in the business education and training industry; loss of key management personnel; inability to retain subject matter experts; failure of the Company to secure adequate protection for the Company's intellectual property rights; and the Company's exposure to product liability claims. The forward-looking statements are qualified in their entirety by the cautions and risk factors set forth in the Prospectus under the caption "Risk Factors".

                               SELECTED FINANCIAL DATA


    The selected financial data presented below have been extracted from, and are qualified in their entirety by, and should be read in conjunction with, the financial statements and notes thereto included elsewhere in this Prospectus Supplement, including the information presented under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations".




                                                               Three months ended                  Nine months ended
                                                                  September 30,                       September 30,
                                                           -------------------------          -------------------------
STATEMENT OF OPERATIONS DATA:                                 1996           1995                1996           1995
                                                           ----------     ----------          ----------     ----------
Revenues..........................................         $   93,677     $   10,928         $   341,784     $   17,441
Cost of revenues..................................             18,768          1,206              65,238          2,288
Gross profit......................................             74,909          9,722             276,546         15,153
Operating expenses................................          1,819,354        673,349           4,544,461      1,899,424
Operating loss....................................         (1,744,445)      (663,627)         (4,267,915)    (1,884,271)
Other income (expense)............................            104,551        (95,542)           (174,521)      (102,110)
Extraordinary loss from early retirement of debt..                  0              0            (219,470)             0
Net loss..........................................         (1,639,894)      (759,169)         (4,661,906)    (1,986,381)
Net loss per common and common equivalent share                  (.35)          (.46)              (1.34)         (1.21)
Weighted average common and common equivalent
shares............................................          4,677,407      1,643,611           3,488,130      1,643,611




                                                   September 30, 1996   December 31, 1995
                                                   ------------------   -----------------
BALANCE SHEET DATA:
Working capital (deficit).........................        $ 6,990,575         $  (320,345)
Current assets....................................          7,208,055             173,824
Total assets......................................          7,549,796             576,792
Current liabilities...............................            217,480             494,169
Long-term liabilities.............................                  0                   0
Redeemable preferred stock........................                  0           2,125,962
Total stockholders' equity (deficit)..............          7,332,316          (2,043,339)


                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                     FINANCIAL CONDITION AND RESULTS OF OPERATION


    The following presentation of management's discussion and analysis of the Company's financial condition and results of operation should be read in conjunction with the Company's financial statements and notes contained herein.

OVERVIEW

    Reality Interactive, Inc. (the "Company") was formed in May 1994 to design, develop and market interactive multimedia knowledge solutions primarily for sale to Fortune 2000 companies. The Company is a development stage company and, as a result, has undergone significant changes since its inception as the focus of the Company's activities has shifted from organization to product design and development to sales and marketing. Accordingly, the Company's revenue and expenses for the periods presented below are not necessarily indicative of future results.

    The Company has been unprofitable since its inception and expects to incur operating losses at least through 1997. During the period from May 24, 1994 (inception) through September 30, 1996, the Company incurred cumulative losses of $8,106,078. The Company expects that its operating expenses will continue to increase as it continues to develop new products and increase its sales and marketing efforts. To become profitable, the Company must significantly increase revenues. Future operating results will depend upon many factors, including the demand for the Company's products, the level of product and price competition, the Company's success in maturing its direct sales force and indirect distribution channels, general economic conditions and the ability of the Company to develop and market new products and to control costs.

RESULTS OF OPERATIONS

    REVENUES. Revenues were $93,677 for the quarter ended September 30, 1996, compared to revenues of $10,928 for the quarter ended September 30, 1995. For the nine month period ended September 30, 1996, revenues were $341,784, compared to revenues of $17,441 for the comparable period of 1995. The revenue increase was due primarily to increasing sales of the Company's initial product, the ISO 9000 REGISTRATION SERIES, which was released as a complete series in August 1995. The Company also generated approximately 47% of its third quarter 1996 revenues from its second product, the QS-9000 COMPLIANCE SERIES, a four title interactive multimedia product that was released in August 1996. The revenue results through September 30, 1996 are less than the Company's original expectations as a result of unexpected challenges associated with developing a direct sales force and longer than expected sales cycles in corporate multi-site enterprises.

    COST OF REVENUES. Cost of revenues were $18,768 for the quarter ended September 30, 1996, compared to $1,206 for the quarter ended September 30, 1995. For the nine month period ended September 30, 1996, cost of revenues were $65,238, compared to cost of revenues of $2,288 for the comparable period of 1995. The increase in cost of revenues was primarily due to royalties paid on an increasing level of sales. Royalties were paid to the American Society for Quality Control ("ASQC"), a sales channel for the Company, and Process Management International, the Company's subject matter expert for its ISO 9000
REGISTRATION SERIES.   Cost of revenues also includes the cost of media
duplication and packaging materials.

    OPERATING EXPENSES. The Company's operating expenses for the quarter ended September 30, 1996 were $1,819,354, a 170% increase over operating expenses of $673,349 for the quarter ended September 30, 1995. For the nine months ended September 30, 1996, operating expenses were $4,544,461, a 139% increase over operating expenses of $1,899,424 for the same period in 1995. This increase in operating expenses between the periods noted for 1996 and 1995 was due primarily to the following:

(a) Sales and marketing expenses were $712,912 for the third quarter of 1996, compared to $238,500 for the third quarter of 1995, a 199% increase. For the nine months ended September 30, 1996, sales and marketing expenses were $1,859,101, compared to $545,113 for the same period in 1995, a 241% increase. This increase between periods was due primarily to the addition of new direct sales, telesales and marketing positions and the expansion of direct marketing programs. The Company expects its sales and marketing expenses to increase as a result of increasing travel expenditures related to its direct sales force, and initiation of marketing programs for newly released products, as well as products currently being developed.

(b) Research and development expenses were $678,085 for the third quarter of 1996, compared to $175,502 for the third quarter of 1995, an 286% increase. For the nine months ended September 30, 1996, research and development expenses were $1,598,251, compared to $738,627 for the same period in 1995, a 116% increase. This increase was attributed to the development of three new products, the QS-9000 COMPLIANCE SERIES, a multi-title product dealing with automotive quality standards, the ISO 14000 EMS CONFORMANCE SERIES, a multi-title product dealing with environmental management standards and POLLUTION PREVENTION, a one-title product dealing with the key concepts of a pollution prevention program. The Company completed development of the QS-9000 COMPLIANCE Series in August 1996. Management believes that the ISO 14000 CONFORMANCE SERIES and POLLUTION PREVENTION products will be released during the fourth quarter of 1996. The Company expects its research and development expenses to remain consistent with current levels, unless additional projects, if any, are identified, which may require an increase in staffing.

(c) General and administrative expenses were $428,357 for the third quarter of 1996, compared to $259,347 for the third quarter of 1995, a 65% increase. For the nine months ended September 30, 1996, general and administrative expenses were $1,087,109, compared to $615,684 for the same period in 1995, a 77% increase. This increase was due primarily to increased travel, office rent, depreciation expense, operating leases and professional fees. The Company expects that its general and administrative expenses will increase as it hires additional accounting staff and expands its office space during the fourth quarter of 1996.

    OTHER INCOME (EXPENSE). The Company's net other income was $104,551 for the third quarter of 1996, compared to net other expense of $95,542 for the third quarter of 1995. For the nine months ended September 30, 1996, net other expense was $174,521, compared to net other expense of $102,110 for the same period in 1995. This difference was primarily the result of interest expense associated with the Company's Bridge Notes and amortization of offering costs the Company incurred to obtain the Bridge Notes. The Company also realized interest income of $104,551 and $221,811 in the third quarter and first nine months of 1996 from the investment of Bridge Note and IPO proceeds.

    NET LOSS. Net loss was $1,639,894 for the third quarter of 1996, compared to a net loss of $759,169 for the third quarter of 1995. For the nine months ended September 30, 1996, net loss, after deducting extraordinary losses of $219,470 from the early retirement of debt, was $4,661,906, compared to a net loss of $1,986,381 for the same period in 1995. The Company expects to continue to experience losses at least through 1997 as it continues to incur substantial expenditures to develop its products and to increase its sales.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash, cash equivalents and short-term investments were $6,935,672 as of September 30, 1996, compared to $118,916 as of December 31, 1995. The increase in cash, cash equivalents and short-term investments was primarily attributed to the Company's IPO in April 1996. Also contributing to the increase was lease financing of approximately $266,157 that was obtained in a sale-leaseback of computer equipment in May 1996. The decrease in cash and cash equivalents subsequent to the Company's IPO was due primarily to the net loss from operations and repayment of Bridge Notes. See Note 3 for further information on financing transactions.

    Although the Company anticipates that it will experience operating losses and negative cash flow from operations at least through 1997, and the Company currently does not have bank financing available, the Company believes that its current cash balances will be sufficient to meet its working capital and capital expenditure needs through 1997. Thereafter, the Company may need to raise additional funds to finance its operations. To the extent the Company's revenues do not meet management's expectations, or the Company's growth exceeds management's expectations, the Company may require additional financing prior to the end of 1997. At such time, there can be no assurance that debt or equity financing would be available on favorable terms or at all.

                              REALITY INTERACTIVE, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                                    BALANCE SHEET



                                                                          September 30,       December 31,
                                                                              1996                1995
                                                                          -------------       ------------
ASSETS                                                                     (Unaudited)
Current assets:
    Cash and cash equivalents.....................                        $  271,269           $ 118,916
    Short-term investments........................                         6,664,403                   0
    Accounts receivable...........................                           108,117              18,237
    Interest receivable...........................                            31,649                   0
    Inventory.....................................                            89,231              28,359
    Prepaid expenses..............................                            43,386               8,312
                                                                          ----------           ---------
       Total current assets.......................                         7,208,055             173,824
                                                                          ----------           ---------
Fixed assets, net.................................                           192,960             269,852
Restricted cash...................................                           119,000             119,000
Other assets......................................                            29,781              14,116
                                                                          ----------           ---------
       Total assets...............................                        $7,549,796           $ 576,792
                                                                          ----------           ---------
                                                                          ----------           ---------
LIABILITIES, MANDATORILY REDEEMABLE PREFERRED
      STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Accounts payable..............................                        $  136,050           $ 188,623
    Accrued liabilities...........................                            71,720              90,417
    Capitalized lease obligation..................                                 0              14,127
    Notes payable.................................                                 0             201,002
    Other current liabilities.....................                             9,710                   0
                                                                          ----------           ---------
       Total current liabilities..................                           217,480             494,169
Long-term liabilities.............................                                 0                   0
                                                                          ----------           ---------
       Total liabilities..........................                           217,480             494,169
                                                                          ----------           ---------
Mandatorily redeemable convertible preferred
    stock, $.01 par value,5,000,000 shares
    authorized; 0 and 726,900 shares outstanding..                                 0           2,125,962
                                                                          ----------           ---------
Stockholders' equity (deficit):
    Common stock, $.01 par value, 20,000,000
       shares authorized; 4,677,407 and
       1,643,611 shares outstanding...............                            46,774              16,436
    Additional paid-in capital....................                        15,391,620           1,384,397
    Accumulated deficit during the
       development stage..........................                        (8,106,078)         (3,444,172)
                                                                          ----------           ---------
       Total stockholders' equity (deficit).......                         7,332,316          (2,043,339)
                                                                          ----------           ---------
       Total liabilities, mandatorily redeemable
          preferred stock and stockholders'
          equity (deficit)........................                        $7,549,796           $ 576,792
                                                                          ----------           ---------
                                                                          ----------           ---------


                 See accompanying notes to the financial statements.

                              REALITY INTERACTIVE, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                               STATEMENT OF OPERATIONS
                                     (UNAUDITED)



                                                          Three months ended             Nine months ended
                                                             September 30,                 September 30,
                                                     --------------------------    --------------------------
                                                         1996           1995           1996           1995
                                                     -----------     ----------    -----------    -----------
Revenues..........................................   $    93,677     $   10,928    $   341,784    $    17,441
Cost of revenues..................................        18,768          1,206         65,238          2,288
                                                     -----------     ----------    -----------    -----------
Gross profit......................................        74,909          9,722        276,546         15,153
                                                     -----------     ----------    -----------    -----------
Operating expenses:
    Sales and marketing..........................        712,912        238,500      1,859,101        545,113
    Research and development.....................        678,085        175,502      1,598,251        738,627
    General and administrative...................        428,357        259,347      1,087,109        615,684
                                                     -----------     ----------    -----------    -----------
       Total operating expenses..................      1,819,354        673,349      4,544,461      1,899,424
                                                     -----------     ----------    -----------    -----------
Operating loss....................................    (1,744,445)      (663,627)    (4,267,915)    (1,884,271)
                                                     -----------     ----------    -----------    -----------
Other income (expense):
    Interest income (expense), net...............        104,551        (95,542)       (61,035)      (102,110)
    Debt offering costs..........................              0              0       (113,486)             0
                                                     -----------     ----------    -----------    -----------
       Total other income (expense)..............        104,551        (95,542)      (174,521)      (102,110)
                                                     -----------     ----------    -----------    -----------
    Income before extraordinary loss.............    $(1,639,894)    $ (759,169)   $(4,442,436)   $(1,986,381)
Extraordinary loss from early retirement of debt..             0              0       (219,470)             0
                                                     -----------     ----------    -----------    -----------

    Net Loss.....................................    $(1,639,894)    $ (759,169)   $(4,661,906)   $(1,986,381)
                                                     -----------     ----------    -----------    -----------
                                                     -----------     ----------    -----------    -----------
Net loss per common and common equivalent share...   $      (.35)       $  (.46)   $     (1.34)   $     (1.21)
                                                     -----------     ----------    -----------    -----------
                                                     -----------     ----------    -----------    -----------
Weighted average common and common equivalent
shares............................................     4,677,407      1,643,611      3,488,130      1,643,611
                                                     -----------     ----------    -----------    -----------
                                                     -----------     ----------    -----------    -----------



                 See accompanying notes to the financial statements.

                              REALITY INTERACTIVE, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                               STATEMENT OF CASH FLOWS
                                     (UNAUDITED)



                                                                       Nine months ended
                                                                          September 30,
                                                              ---------------------------------
                                                                   1996               1995
                                                              -------------       -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss............................................      $ (4,661,906)       $ (1,986,381)
    Reconciliation of net loss to net cash used by
       operating activities:
         Depreciation and amortization..................            90,000              60,525
         Noncash interest expense related to warrants...           193,979              40,211
         Extraordinary loss related to early retirement
            of debt (interest expense related
            to warrants)................................           142,021                   0
    Changes in assets and liabilities:
         Accounts receivable............................           (89,880)             (6,350)
         Interest receivable............................           (31,649)                  0
         Inventory......................................           (60,871)            (55,383)
         Prepaid expenses...............................           (35,074)             (8,988)
         Accounts payable...............................           (52,577)            124,858
         Accrued liabilities............................           (18,697)              9,077
         Other current liabilities......................            11,059                   0
                                                              ------------        ------------
             Net cash used by operating activities......        (4,513,595)         (1,822,431)
                                                              ------------        ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets, net of retirements........          (279,266)           (142,175)
    Purchase of other assets............................           (15,666)             (8,229)
    Purchase of short-term investments..................       (10,164,404)                  0
    Sale of short-term investments......................         3,500,000              29,836
    Cash restricted for operating leases................                 0            (119,000)
                                                              ------------        ------------
             Net cash used by investing activities......        (6,959,336)           (239,568)
                                                              ------------        ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayments of capital lease obligation..............           (15,471)            (14,448)
    Proceeds from convertible notes payable.............         2,800,000             951,002
    Repayment of convertible notes payable..............        (2,774,997)                  0
    Repayment of notes payable..........................          (201,002)                  0
    Proceeds from sale leaseback of fixed assets........           266,157                   0
    Proceeds from initial public offering, net..........        11,549,607                   0
    Proceeds from related party financing...............                 0             320,000
    Proceeds from issuance of preferred stock...........                 0             193,228
    Proceeds from exercise of stock options.............               990                   0
                                                              ------------        ------------
            Net cash provided by financing activities...        11,625,284           1,449,782
                                                              ------------        ------------
Net cash provided (used) during period..................           152,353            (612,217)
CASH AND CASH EQUIVALENTS:
    Beginning of period.................................           118,916             527,461
                                                              ------------        ------------
    End of period.......................................      $    271,269        $    (84,756)
                                                              ------------        ------------
                                                              ------------        ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid for interest..............................      $     88,867        $     64,614
                                                              ------------        ------------
                                                              ------------        ------------




                 See accompanying notes to the financial statements.

                              REALITY INTERACTIVE, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                            NOTES TO FINANCIAL STATEMENTS
                                  SEPTEMBER 30, 1996
                                     (UNAUDITED)


NOTE 1.  SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

    Reality Interactive, Inc. (the "Company") was incorporated on May 24, 1994 to design, develop and market interactive multimedia knowledge solutions primarily for sale to Fortune 2000 companies. The Company's strategy is to identify industry standards and practices that create a need for enterprise-wide education and training. The Company uses digital technology, including animation, video, graphics, audio narration and formatted text, to create its interactive multimedia knowledge solutions.

Basis of Presentation

    The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the accompanying interim financial statements, and the reported amounts of revenue and expenses during the reporting period. In the opinion of management, the interim financial statements include adjustments necessary for a fair presentation of the results of operations for the interim periods presented. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the operating results to be expected for the year ending December 31, 1996.

    Certain information and footnote disclosures normally included in financial statements in accordance with generally accepted accounting principles have been omitted. The statements should be read in conjunction with the Company's annual financial statements included in its Registration Statement on Form SB-2.

NOTE 2.  INITIAL PUBLIC OFFERING

    In April 1996, the Company completed an initial public offering (the "IPO") of 2,200,000 units at a price of $5.75 per unit. Each unit sold consisted of one share of Common Stock and one Redeemable Common Stock Purchase Warrant to purchase one share of Common Stock. The sale of such units resulted in gross proceeds of $12,650,000 and net proceeds of $11,034,982 after payment of the underwriting discount and related expenses. Upon the closing of the offering, all 726,900 outstanding shares of Mandatorily Redeemable Convertible Preferred Stock were converted into 726,900 shares of Common Stock.

    In May 1996, the Company issued an additional 100,000 units to its underwriter to cover over-allotments, resulting in gross proceeds of $575,000 and net proceeds of $514,625 after payment of the underwriting discount and related expenses.

NOTE 3.  CONVERTIBLE NOTES PAYABLE

    In January 1996, the Company closed a $2,800,000 convertible bridge note financing (the "Bridge Notes") in a private placement, resulting in net proceeds to the Company of $2,626,570 after payment of agent's commissions and related expenses. The Bridge Notes provided for interest at 10% per annum and matured on the earlier of July 31, 1996 or 30 days after the effective date of an IPO. In connection with this financing, the Company issued detachable warrants to purchase a total of 560,000 shares of Common Stock to the purchasers of the Bridge Notes. The Bridge Notes were convertible into common stock at a price equal to $3.94, which was 75% of $5.25 (the per share value assigned to the Common Stock at the time of the IPO).

    In May 1996, 30 days after the effective date of the IPO, the Company made payments totaling $2,861,281 to repay the Bridge Notes, including accrued interest of $86,285. Approximately $25,000 of the Bridge Notes were converted to Common Stock at the time of this repayment, resulting in the issuance of 6,346 shares. The Company recognized an extraordinary loss of approximately $220,000 in its second quarter ended June 30, 1996 as a result of the early repayment of the Bridge Notes.

NOTE 4.  STOCK OPTIONS

    Under the terms of the Company's 1994 Stock Incentive Plan, 700,000 shares of Common Stock have been reserved for issuance to officers, employees and independent contractors upon the exercise of stock options. The Company has granted a total of 464,850 options to its officers, employees and independent contractors at prices ranging from $1.80 to $5.25 per share. During the quarter ended June 30, 1996, an employee exercised an option to purchase 550 shares of Common Stock at an exercise price of $1.80 per share.